



Matthew Lamons

Skejul AI CEO/Founder - Speaker - 30k+ Follow me for the best in Deep Learning, Artificial Intelligence, & Blockchain

Greater St. Louis Area

| Connect | **InMail** | More... |

 **Global Digital Marketing Summit**

West Virginia University

See contact info

500+ connections

"We are called to be architects of the future, not its victims." - R. Buckminster Fuller

Skejul Vision of the Future

Experience



Keynote Speaker
Global Digital Marketing Summit
Jul 2018 – Present · 2 mos
Paris - New York - Dubai

Applied Intelligence to Engage Effectively, Create More Value & Win More Often!

iCommerce makes it possible to personalized online business experiences.

This creates more value and empowers marketers to win more often! Its as simple as that.

Join me July 12th 2018 at 1:30 p.m. CST to see the full presentation
https://gdms.texilaconference.org/#about... See more

eCommerce to iCommerce



Founder / CEO
Skejul, Inc.
Nov 2013 – Present · 4 yrs 10 mos
Saint Louis, Missouri

Skejul Artificial Intelligence eliminates the guesswork of getting together and makes the process quick, easy, and totally secure has been named a "Cool Vendor" in the "Cool Vendors in Unified Communication, 2017" report by Gartner, Inc.
... See more

Skejul Intro Video

8B One on One Interview MATTHE...

Founder
Applied AI MasterMinds







Aug 2017 – Present · 1 yr 1 mo
Global

Using the most promising Applied AI technology to solve the worlds hardest problems, the Applied AI Masterminds group is for real people to connect and contribute to help each other identify problems, trends, resources, opportunities, and solutions with Applied AI!
... See more

Are You an Applied AI MasterMind?

Join Applied AI Masterminds Here

Advisor - Machine Learning, Deep Learning, Artificial Intelligence and Behavioral Science
BLOCK id
Mar 2018 – Present · 6 mos
Greater St. Louis Area

Co-Founder / Chief Creative Officer
dudewala Inc
Oct 2010 – Nov 2013 · 3 yrs 2 mos
Dublin, CA

Dudewala, Inc.

Show 1 more experience

Education

West Virginia University

West Virginia University
Ph.D. program for Behavioral Psychology
1989 – 1992

Thesis content area: Rule Governed Behavior - An experimental analysis of the contextual clues affecting instruction or "rule" following.

Southern Illinois University, Edwardsville

Southern Illinois University, Edwardsville
Bachelor's degree, Psychology
1984 – 1989
Activities and Societies: Psy Chi (Psychology Honor Society)

Skills & Endorsements

Technological Innovation · 56
Giovanni Toschi and 55 connections have given endorsements for this skill

Artificial Intelligence · 61
Endorsed by Denis Rothman and 4 others who are highly skilled at this

Entrepreneurship · 99+







Endorsed by **Kirill Eremenko and 14 others who are highly skilled at this**

Endorsed by **5 of Matthew's colleagues at Skejul, Inc.**

Show more

Recommendations

Received (2) Given (2)

Radha Bharathi

Radha Bharathi
Conference Advisor at Texila Conference
July 25, 2018, Radha worked with Matthew but at different companies

I was fortunate to have Matthew Lamons as a Keynote speaker on our Global Digital Marketing Summit event GDMS 2018. Matthew is one of the rare individuals who can unite theoretical cognizance with helpful experience to build actions that come to fruition. His expert approach and creative thoughts on his field is glorious.

Tom Hagemann

Tom Hagemann
Who Is Tom Hagemann?
July 23, 2014, Tom worked with Matthew but at different companies

Matt is a creative, intelligent, entrepreneur who has the ability to conceptualize innovative products and services..

Accomplishments

19 **Certifications**
Deep Learning Specialization • Sequence Models • Convolutional Neural Networks • Interactive Data Visualization with Python & Bokeh • The Python Workbook • Algorithmic Problems & Neural Networks in Python • Algorithms and Data Structures in Python • Complexity Theory Basics • Git Complete: The definitive, step-by-step guide to Git • Graphs and Social Network Analytics Using Python...

2 **Projects**
Design & Development of Dudewala Marketplace software • Ravissant Winery

1 **Publication**
1 on 1 Interviews with AI CEO's